SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 4, 2007

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

1.               Nokia stock exchange release dated December 4, 2007: Nokia Capital Markets Day 2007

PRESS RELEASE

December 4, 2007

Nokia Capital Markets Day 2007

Amsterdam, The Netherlands — At its annual investor event today, Nokia presented key targets and forecasts for the next one to two years, while senior company executives described how Nokia’s advantages as the leading device company underpin its strategic move into Internet services.

In his keynote address, Nokia President and CEO Olli-Pekka Kallasvuo said: “We have made great strides in strengthening Nokia’s device portfolio over the past year. The improvements we’ve made have driven the profitable growth and market share gains Nokia has enjoyed in 2007, and we aim to continue the good momentum in our device portfolio next year.”

Speaking about Nokia’s opportunities in Internet services, Kallasvuo said: “Nokia’s goal is to be the world #1 in bringing the Internet to mobile devices. We estimate that in 2010, the total Internet services market will be approximately 100 billion euros.”

Nokia financial targets

(excluding special items, purchase price accounting, and the pending acquisition of NAVTEQ)

- Nokia Group operating margin of 16-17% targeted within the next one to two years. This target is revised from the one to two year 15% operating margin target Nokia gave in November 2006.

- Nokia Devices & Services operating margin targeted to be approximately 20% during the next one to two years.* (see reconciliation below).

- Nokia Siemens Networks’ target operating margin increasing to 10% by the end of 2009.

- Nokia targets an improvement in the ratio of Nokia Group gross margin to R&D expenses and an improvement in the ratio of Nokia Group gross margin to sales and marketing expenses in 2008, compared to 2007.

Targets and forecasts for Nokia and the industry

Nokia aims:

- To increase its market share in mobile devices in 2008.

Nokia expects:

- Industry mobile device volumes in 2008 to grow approximately 10% from the approximately 1.1 billion units Nokia estimates for 2007.

- Industry mobile device volume growth in 2008 to be above 15% in Asia-Pacific, China and Middle East &  Africa, and below 10% in North America, Europe and Latin America.

- Nokia expects the device industry to experience value growth in 2008, but expects some decline in industry Average Selling Prices (ASPs) primarily reflecting the increasing impact of the emerging markets and competitive factors in general.

- The four billion mobile subscriptions mark to be reached in 2009, rather than in 2010 as previously forecasted.

- The converged device market to reach approximately 120 million units in 2007 and 180 million units in 2008.

- To ship approximately 200 million Nokia devices with an integrated digital camera in 2007 and more than 250 million units in 2008.

- To ship approximately 145 million Nokia music-enabled devices in 2007 and more than 180 million units in 2008.

Nokia and Nokia Siemens Networks forecasts and targets for the infrastructure market and Nokia Siemens Networks

- Nokia expects very slight growth for the mobile and fixed infrastructure and related services market in euro terms in 2008.

- Nokia Siemens Networks aims to grow faster than the market in 2008.

* Devices & Services is not comparable to the current definition of “Devices”, consisting of Mobile Phones and Multimedia combined, but is based on what will be the reportable business segment under our new organizational structure starting January 1, 2008. Devices & Services will be comprised of the totality of the existing Mobile Phones, Multimedia and Enterprise Solutions business groups — and will also include expenses previously reported under “Common Group Functions”. A comparable figure for Devices & Services operating margin for the period Q1-Q3 2007 was approximately 19%.

The main presentations at Nokia Capital Market Days will be webcast live at: www.nokia.com/investors

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation;  G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product portfolio; 2) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 3) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 4) the availability of new products and services by network operators and other market participants; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 10) our ability to protect numerous Nokia patented, standardized, or proprietary technologies from third party infringement or actions to invalidate the intellectual property rights of these technologies; 11) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 12) inventory management risks resulting from shifts in market demand; 13) our ability to source quality components and sub-assemblies without interruption and at acceptable prices; 14) Nokia’s and Siemens’ ability to successfully integrate the operations, personnel and supporting activities of their respective businesses as a result of the merger of Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks forming Nokia Siemens Networks; 15) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens, government authorities or others take actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may occur after the transfer, of such assets and employees that could result in additional actions by government authorities; 16) the expense, time, attention and resources of Nokia Siemens Networks and our management to detect, investigate and resolve any situations related to alleged violations of law involving the assets and employees of Siemens carrier-related operations transferred to Nokia Siemens Networks; 17) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 18) developments under large, multi-year contracts or in relation to major customers; 19) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) any disruption to information technology systems and networks that our operations rely on; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; and 28) the impact of changes in government policies, laws or regulations; as well as the risk factors specified on pages 12-24 of Nokia’s annual report on Form 20-F for the year ended December 31, 2006 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34495 or +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 914 368 0555

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2007		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel